Exhibit 99.1

CONTACT: Kenneth G. Howling

Vice-President, Finance and Corporate Affairs

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS FIRST-QUARTER 2006 FINANCIAL RESULTS

Company Records Total Revenues of $220.5 Million;

Operating Margins of 35.1%;

EPS From Continuing Operations of $0.43;

Cash Flow From Operations of $94.7 Million

TORONTO, Canada, May 11, 2006 – Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month period ending March 31, 2006. To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference call details below.

Total revenues for the three months ended March 31, 2006 were $220.5 million, compared with $173.7 million for the first quarter of 2005, an increase of 27%. First-quarter 2006 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $64.5 million, compared with $11.1 million for the corresponding 2005 period. GAAP diluted earnings per share (EPS) for the first quarter of 2006 were $0.40, versus $0.07 for the first quarter of 2005.

GAAP net income and EPS figures for the first quarter of 2006 were negatively impacted by a $4.1-million loss from discontinued operations, which reflects ongoing operating losses and a write-down of assets related to an amended purchase-and-sale agreement for Biovail’s Nutravail division. The loss from discontinued operations negatively impacted GAAP EPS by $0.03 in the first quarter of 2006. There were no specific items affecting operations in the first quarter of 2005.

“We have begun 2006 as we ended 2005, generating strong revenues and net income, and robust operating cash flows,” said Biovail Chief Executive Officer Dr. Douglas Squires. “With the Company’s realignment essentially complete, and with over $500 million in cash on hand, we are well positioned to execute against our financial and operational objectives for 2006.”

Launch of Ultram® ER

In February 2006, pursuant to a November 2005 strategic alliance with Biovail, Ortho-McNeil Inc. (OMI) formally launched Ultram® ER, a once-daily formulation of tramadol developed by Biovail, to physicians in the U.S. In conjunction with OMI’s launch, Biovail Pharmaceuticals, Inc.’s specialty sales force began co-promotion efforts for Ultram® ER to women’s health practitioners. Ultram® ER is the first and only extended-release tramadol product approved in the U.S., and is indicated for moderate to moderately severe chronic pain.

TPD Approval of Wellbutrin® XL

In January 2006, Biovail’s New Drug Submission for Wellbutrin® XL received approval from the Therapeutic Products Directorate (Canada) for the treatment of depression in adults. Wellbutrin® XL, which competes in the C$770-million depression market in Canada, was formally launched by the Biovail Pharmaceuticals Canada (BPC) sales force in April 2006.

New Leadership in Key Roles

Since the beginning of 2006, Biovail has added three senior executives to the Company’s management team. In March, Greg Gubitz was named Senior Vice-President, Crystaal Pharmaceuticals, and assumed a leadership role in the proposed spin-off of Biovail’s Legacy assets into a separate entity. In April, Gilbert Godin was named Senior Vice-President, Technical Operations/Drug Delivery. Mr. Godin’s responsibilities will focus on Biovail’s product-development capability, as well as manufacturing and contract-development services. Earlier this week, Dr. Peter Silverstone was named Senior Vice-President, Medical and Scientific Affairs. Dr. Silverstone will focus on the rapid clinical development and the effective registration of Biovail’s pipeline products.

First-Quarter 2006 Financial Performance

Product revenues for the first quarter of 2006 were $209.7 million, compared with $160.5 million in the first quarter of 2005, an increase of 31% that reflects the strong performance of several product lines, including Wellbutrin XL®, Legacy products and Biovail’s portfolio of generic products. Partially offsetting factors included lower revenues from BPC and Zovirax®, as well as the May 2005 transaction with Kos Pharmaceuticals, Inc. (Kos), which included the divestiture of the Teveten line of products.

Product revenues for Wellbutrin XL® were $65.0 million in the first quarter of 2006, compared with $36.8 million in the first quarter of 2005. Wellbutrin XL® revenues in the first quarter of 2005 were impacted by a planned reduction in safety-stock levels by the Company’s marketing partner, GlaxoSmithKline (GSK), following an increase in the fourth quarter of 2004. Under the tiered-pricing agreement with GSK, Biovail’s supply price resets to the lowest tier at the beginning of each year. In March 2006, Wellbutrin XL® captured 58.3% of the new prescriptions written for the Wellbutrin brand (including generics).

First-quarter 2006 revenues for Biovail’s Zovirax® franchise were $24.5 million, compared with $27.1 million in the prior-year period, a decrease of 10% that reflects the timing of wholesaler inventory purchases. In the first quarter of 2006, Zovirax® Ointment and Zovirax® Cream held a combined 70.0% share of the topical herpes market, an increase of 3.5 percentage points in market share versus first-quarter 2005 levels.

Revenues from BPC were $19.8 million in the first quarter of 2006, compared with $25.0 million in the first quarter of 2005, a decline of 21% that reflects the availability of generic formulations of Tiazac® and Wellbutrin® SR. Partially offsetting factors include the continued growth in Tiazac® XC, the November 2005 launch of Glumetza™, and initial sales from Wellbutrin® XL, which was introduced in February 2006 and formally launched in April. Total prescription volume for Wellbutrin® SR decreased 42% in the first quarter of 2006 versus the comparable period in 2005 due to the availability of a generic competitor. Total prescription volume for Tiazac® declined 24% in the first quarter of 2006, compared with the corresponding period in 2005. However, the strong performance of Tiazac® XC resulted in a modest 1% decline in total prescription volume for Biovail’s Tiazac® franchise. Launched in January 2005, Tiazac® XC continues to gain market share, capturing 23.7% of total prescriptions written for the Tiazac® brand.

In the first quarter of 2006, Cardizem® LA generated revenues of $16.2 million, compared with $11.4 million for the corresponding period in 2005, which was negatively impacted by higher return provisions. Biovail now manufactures and supplies Cardizem® LA to Kos at contractually determined prices that are in excess of 30% of their net selling prices. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million in the first quarter of 2006.

Launched in February 2006, Ultram® ER generated revenues of $15.1 million in the first quarter of 2006.

Legacy products generated revenues of $35.5 million for the first quarter of 2006, compared with $29.8 million in the first quarter of 2005, representing an increase of 19%. This performance is attributable to a reduction of wholesaler inventories in 2005, and price increases implemented in 2005 and the first quarter of 2006. Partially offsetting this growth were the expected year-over-year declines in total prescription volumes for these mature products. In November 2005, Biovail announced its intention to pursue a spin-off of substantially all of the Company’s off-patent branded products to its shareholders on a pro rata basis, either as a dividend in kind or a return of capital. The spin-off transaction is subject to a number of risks and conditions including, but not limited to, the preparation, review and approval of an offering document containing financial statements and other related disclosures related to the performance of these products; satisfactory third-party consents; and regulatory and shareholder approval, depending on the form of the distribution.

Product revenue for Biovail’s portfolio of generic products was $33.6 million in the first quarter of 2006, compared with $25.0 million in the first quarter of 2005, representing growth of 35%. This performance reflects a 10% year-over-year increase in total prescription volume for these products, the recent launch of an authorized generic formulation of Tiazac® in Canada through Novopharm, and a decrease in inventory levels at Biovail’s distribution partner, Teva Pharmaceutical Industries Ltd. in the first quarter of 2005.

The Teveten line of products, which was divested in May 2005 to Kos, generated revenues of $5.5 million in the first quarter of 2005. Biovail no longer has an economic interest in Teveten.

The following table summarizes Biovail’s product revenue performance in the first quarter of 2006:

($000s)	Q1/06 Revenues	Q1/05 Revenues	Change (%)
Wellbutrin XL®	65,004	36,756	77
Zovirax	24,474	27,120	(10)
Biovail Pharmaceuticals Canada	19,780	25,039	(21)
Cardizem® LA	16,210	11,380	42
Ultram® ER	15,111	—	N/A
Legacy Products	35,529	29,780	19
Generics	33,597	24,975	35
Teveten	—	5,481	(100)
Total Product Revenues	209,705	160,531	31

Research-and-development revenue was $4.9 million in the first quarter of 2006, compared with $7.2 million in the corresponding period in 2005, a decrease of 32% that reflects a delay in the initiation of certain clinical research and laboratory testing services for external customers by Biovail’s Contract Research Division.

Royalty and other revenue was $5.9 million in the first quarter of 2006, which includes $0.4 million in co-promotion revenues related to Ultram® ER. In the first quarter of 2005, royalty and other revenue was $6.0 million.

Cost of goods sold for the first quarter of 2006 was $49.3 million, compared with $41.1 million in the first quarter of 2005. Gross margins on product revenues improved to 76% in the first quarter of 2006, compared with 74% in the first quarter of 2005, primarily as a result of higher Wellbutrin XL® revenues. As expected, gross margins on Ultram® ER were below Biovail’s overall corporate gross margins as the Company works toward improving the manufacturing efficiencies associated with this product.

Research-and-development expenditures for the first quarter of 2006 were $22.3 million, compared with $20.0 million for the first quarter of 2005. The 12% increase reflects the ongoing progress of Biovail’s product pipeline, which includes development efforts for a bupropion salt, a once-daily formulation of carvedilol, and separate combination products involving tramadol and bupropion. Biovail anticipates the filing of a New Drug Application (NDA) for the Company’s bupropion salt in the third quarter of 2006, and the initiation of three Phase III clinical programs in the next 12 months.

Selling, general and administrative (SG&A) expenses for the first quarter of 2006 were $56.6 million, compared with $74.7 million in the first quarter of 2005, a decrease of 24% that reflects Biovail’s restructured approach to commercializing products in the U.S., and an associated reduction in headcount in the Company’s U.S. commercial operations group. Partially offsetting these savings were increased costs related to Sarbanes-Oxley compliance, information-technology infrastructure upgrades, the recent launches of Glumetza™ and Wellbutrin® XL in Canada, and increased legal expenses. In addition, in accordance with Financial Accounting Standards Board Statement No. 123R (FAS 123R), Biovail incurred stock-based compensation costs of $6.9 million in the first quarter of 2006, the majority of which is recorded in SG&A expenses.

Amortization expense in the first quarter of 2006 was $14.8 million, compared with $16.0 million in the first quarter of 2005, a decrease of 7% that primarily reflects the divestiture of Teveten to Kos.

Operating income for the first quarter of 2006 was $77.5 million, compared with $22.0 million in the corresponding period in 2005. As a percentage of revenues, operating income was 35.1% in the first quarter of 2006, compared with 12.6% in the first quarter of 2005.

Specific Items Affecting Operations

In the first quarter of 2006, Biovail amended its purchase-and-sale agreement with Futuristic Brands USA, Inc. related to Nutravail. As such, Biovail incurred a $2.8-million write-down of Nutravail’s assets. This write-down is included in the $4.1 million first-quarter 2006 loss from discontinued operations, which negatively impacted GAAP EPS by $0.03. There were no specific items affecting operations in the first quarter of 2005.

Balance Sheet & Cash Flow

At the end of the first quarter of 2006, Biovail had cash balances of $512.8 million. In the first quarter of 2006, Biovail reduced its long-term obligations by $10.8 million. The Company’s long-term debt-to-equity ratio stood at 0.3 at the end of the first quarter of 2006, compared with 0.4 at December 31, 2005.

Cash flow from operations was $94.7 million in the first quarter of 2006, compared with $67.8 million in the first quarter of 2005, an increase of 40%. Net capital expenditures in the first quarter of 2006 amounted to $17.9 million, which reflects the ongoing expansion of the Company’s manufacturing facility located in Steinbach, Manitoba. Biovail expects the work to be completed in 2006.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, May 11, 2006, at 8:30 a.m. EDT for Company executives to discuss 2006 first-quarter financial results. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-340-8010 (Toronto and International callers) and 1-866-540-8136 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, May 18, 2006, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053  (U.S.
and Canada), using access code, 3185952#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement  Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, statements concerning the anticipated filing of a New Drug Application for Biovail’s formulation of a bupropion salt, the initiation of three Phase III clinical programs, and the expected completion of the expansion of the Steinbach manufacturing facility, and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things:  the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the company’s Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2006	2005
REVENUE
Product sales	$209,705	$160,531
Research and development	4,909	7,200
Royalty and other	5,909	5,955
	220,523	173,686
EXPENSES
Cost of goods sold	49,329	41,101
Research and development	22,328	19,954
Selling, general and administrative	56,550	74,694
Amortization	14,824	15,966
	143,031	151,715
Operating income	77,492	21,971
Interest income	5,196	378
Interest expense	(9,024)	(8,897)
Foreign exchange loss	(590)	(538)
Other expense	(318)	(270)
Income from continuing operations before provision for income taxes	72,756	12,644
Provision for income taxes	4,150	585
Income from continuing operations	68,606	12,059
Loss from discontinued operation	(4,120)	(927)
Net income	$64,486	$11,132

Basic and diluted earnings (loss) per share
Income from continuing operations	$0.43	$0.08
Loss from discontinued operation	(0.03)	(0.01)
Net income	$0.40	$0.07

Weighted average number of common shares outstanding (000s)
Basic	159,663	159,385
Diluted	159,737	159,447

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At March 31 2006	At December 31 2005
ASSETS
Cash and cash equivalents	$512,819	$445,289
Other current assets	208,992	239,493
Long-term investments	68,983	66,421
Property, plant and equipment, net	210,066	199,567
Intangible assets, net	893,158	910,276
Goodwill	100,294	100,294
Other long-term assets	64,314	67,472
	$2,058,626	$2,028,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$263,417	$273,556
Long-term obligations	401,464	412,508
Other long-term liabilities	117,693	122,392
Shareholders’ equity	1,276,052	1,220,356
	$2,058,626	$2,028,812

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations	$68,606	$12,059
Adjustments to reconcile income from continuing operations to cash provided by continuing operating activities
Depreciation and amortization	25,115	22,564
Amortization of deferred financing costs	622	812
Amortization of discounts on long-term obligations	491	784
Stock-based compensation	6,873	—
Equity loss	318	270
Other	15	(221)
Changes in operating assets and liabilities	(7,348)	31,528
Net cash provided by continuing operating activities	94,692	67,796
Net cash used in continuing investing activities	(18,212)	(5,981)
Net cash used in continuing financing activities	(8,357)	(11,715)
Net cash used in discontinued operation	(580)	(453)
Effect of exchange rate changes on cash and cash equivalents	(13)	(49)
Net increase in cash and cash equivalents	67,530	49,598
Cash and cash equivalents, beginning of period	445,289	34,324
Cash and cash equivalents, end of period	$512,819	$83,922